EG Acquisition Corp.

375 Park Avenue, 24th Floor

New York, NY 10152

April 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Joseph Cascarano

Robert Littlepage

Kathleen Krebs

Jan Woo

Re:	EG Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 22, 2021

CIK No. 0001843973

Ladies and Gentlemen:

This letter sets forth the response of EG Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 19, 2021, with respect to the Company’s Draft Registration Statement on Form S-1, filed on February 22, 2021 (the “Draft Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience.

The Company is concurrently filing its Registration Statement (the “Registration Statement”) with this letter, which addresses the Staff’s comment and updates or clarifies certain other information in the Draft Registration Statement.

Draft Registration Statement on Form S-1

The Offering

Founders shares, page 18

1.

Comment: Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response: We have revised the disclosure on pages 19, 30, 40, 110, 143 and 144 of the Registration Statement as requested.

Securities and Exchange Commission

April 5, 2021

Principal Stockholders, page 134

2.

Comment: In footnote 3 to the table, you disclose that Gregg Hymowitz is a manager of the sponsor who shares voting and investment discretion of the shares held by the sponsor. Please disclose all persons who share voting or investment power over the company’s shares held by the sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Response: We have revised the disclosure on pages 135 and 136 of the Registration Statement as requested.

Certain Relationships and Related Party Transaction, page 137

3.

Comment: Various disclosures indicate that the sponsor is affiliated with EnTrust Global, GMF Capital is a member of the sponsor, and each of your officers and directors may hold a direct or indirect interest in the sponsor. Please disclose the related parties who hold interests in the sponsor and the amount of their interests.

Response: We have revised the disclosure on pages 2, 4, 5, 91, 93, 94 and 136 of the Registration Statement as requested.

If you have any questions related to this letter, please do not hesitate to contact Sean Ewen at (212) 728-8867 of Willkie Farr & Gallagher LLP.

[Signature Page on Follows]

Securities and Exchange Commission

April 5, 2021

Sincerely,

/s/ Gregg S. Hymowitz
Gregg S. Hymowitz
Chief Executive Officer

Via E-mail:

cc:	Steven A. Seidman

William H. Gump

Sean M. Ewen

Willkie Farr & Gallagher LLP

Douglas S. Ellenoff

Stuart Neuhauser

Joshua N. Englard

Ellenoff Grossman & Schole LLP